Mail Stop 3561
								August 18, 2005
Mr. Edward Alexander
Chief Executive Officer
Proton Laboratories, Inc.
1135 Atlantic Avenue
Suite 101
Alameda, CA  94501


      Re:	Proton Laboratories, Inc.
		Form 10-KSB/A #2 for the Fiscal Year Ended December 31,
2004
		File No. 0-31883


Dear Mr. Alexander:

	We have completed our review of your Form 10-KSB/A and related filings and have no further comments at this time.

								Sincerely,


								Will Choi
      Branch Chief